SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

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China Distance Education Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 15, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 16, 2012

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

THIRD QUARTER 2012 RESULTS

Revenue increased by 8.1% year-over-year, near top-end of guidance range

Enrollment increased 16.4% year-over-year to 377,600

BEIJING, China, August 15, 2012 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the third quarter of fiscal year 2012 ended June 30, 2012.

Third Quarter Fiscal 2012 Business and Financial Highlights:

•	Total course enrollments from continuing operations was 377,600, an increase of 16.4% from the third quarter of fiscal 2011.

•	Net revenues from continuing operations increased 8.1% over the third quarter of fiscal 2011 to US$13.1 million.

•	Gross profit from continuing operations decreased 4.2% from the third quarter of fiscal 2011 to US$6.8 million.

•	Non-GAAP[1] gross profit from continuing operations decreased 8.7% over the third quarter of fiscal 2011 to US$6.8 million.

•

Gross profit margin from continuing operations was 51.9%, compared to 58.5% in the third quarter of fiscal 2011. Non-GAAP[1] gross profit margin from continuing operations was 52.0%, compared to 61.5% in the same period last year.

•

Operating income from continuing operations was US$1.0 million, compared to US$1.1 million in the third quarter of fiscal 2011. Non-GAAP[1] operating income from continuing operations was US$1.1 million, compared to US$3.2 million in the third quarter of fiscal 2011.

•	Net income was US$1.3 million, compared to US$0.9 million in the third quarter of fiscal 2011.

•	Non-GAAP[1] net income was US$1.4 million, compared to US$2.7 million in the third quarter of fiscal 2011.

•

Basic and diluted net income per American Depositary Share (“ADS”) was US$0.039, compared to basic and diluted net income per ADS of US$0.028 for the third quarter of fiscal 2011. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS was US$0.042, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.083 for the third quarter of fiscal 2011.

•	Deferred revenue and refundable fees balance was US$16.9 million, a 34.5% increase from the third quarter end of fiscal 2011.

1.	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Commenting on the results, Mr. Zhengdong Zhu, Chairman and Chief Executive Officer said, “In the third quarter, we continued to focus on enhancing our students’ learning experience and results and on executing our growth strategy. However, as anticipated, our results were impacted by the delayed timing of the Accounting Professional Qualification Examination, or “APQE”, and CPA exams. The delay has shifted the timing of enrollments and a certain amount of GAAP revenue from the fiscal third quarter into the fourth quarter and the next fiscal year. We believe the impact from the delay is primarily a matter of timing dictated by external factors, and does not reflect on overall market demand for our products and services, which remains strong. Our results excluding the examination timing issues remain healthy, as we achieved revenue growth towards the top of our guidance range while enrollment and average selling price (“ASP”) remain strong across most of our other accounting and non-accounting verticals.

“Going forward, we will continue to focus on integrating cutting edge online and mobile learning technologies in our delivery model and on our content and platform development to continue to enhance our students’ learning experience and attract new students to our programs. We expect to continue to grow at a healthy pace for the remainder of this year and into fiscal 2013.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “Due to the fixed nature of a significant portion of our costs and expenses, the delay of certain APQE and CPA revenue from the third quarter to later quarters had a material impact on our net income as compared to the prior year period. We believe that this impact is due to examination timing issues which are temporary in nature, and as a result, we expect to deliver increased profitability in later quarters.”

Fiscal Third Quarter 2012 Unaudited Financial Results

Net Revenues. Total net revenues from continuing operations for the third quarter of fiscal 2012 were US$13.1 million, representing a year-over-year increase of 8.1% from US$12.1 million in the third quarter of fiscal 2011.

Online education services net revenues for the third quarter of fiscal 2012 were US$9.3 million, an increase of 4.6% from the third quarter of fiscal 2011. The increase was a result of increased revenue in accounting test preparation courses and healthcare courses. Such increase was partially offset by decreased revenue from APQE and CPA courses due to delayed timing of examinations, and accounting continuing education courses, revenue recognition for which was impacted by the delayed timing of course completion by students.

Net revenues from books and reference materials for the third quarter of fiscal 2012 were US$1.1 million, an increase of 10.1% from the third quarter of fiscal 2011, after reallocating the online course services deliverable of US$0.5 million, which are included in online education services net revenues.

Net revenues from others increased by 21.2% to US$2.7 million for the third quarter of fiscal 2012 from US$2.2 million in the same period of last year. The increase was a result of increased revenue in platform production services, offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses. Such increase was partially offset by decreased revenue from magazine content production services and courseware production services.

Cost of Sales. Cost of sales from continuing operations for the third quarter of fiscal 2012 was US$6.32 million, representing a 25.5% increase over the third quarter of fiscal 2011. Non-GAAP1 cost of sales from continuing operations for the third quarter of fiscal 2012 was US$6.31 million, an increase of 35.0% over the same period last year. The increase in cost of sales was due to increased server management fee, salaries and related expenses, lecturer fees, cost of book and reference materials due to the increased sales volume, and expenses incurred by our growing business start-up training services.

Gross Profit and Gross Margin. Gross profit from continuing operations for the third quarter of fiscal 2012 was US$6.81 million, representing a 4.2% decrease from US$7.1 million in the same period last year. Non-GAAP1 gross profit from continuing operations was US$6.82 million, a decrease of 8.7% year-over-year. Gross profit margin from continuing operations for the third quarter of fiscal 2012 was 51.9%, compared to 58.5% in the third quarter of fiscal 2011. Non-GAAP1 gross profit margin from continuing operations for the third quarter of fiscal 2012 was 52.0%, compared to 61.5% in the same period last year. The decrease in gross profit margin was primarily due to decreased revenue from APQE and CPA exams resulted from the delayed timing of such examinations.

Operating Expenses. Total operating expenses from continuing operations for the third quarter of fiscal 2012 were US$5.8 million, a decrease of 11.7% year-over-year. Non-GAAP1 operating expenses from continuing operations were US$5.7 million, representing a year-over-year increase of 18.4%.

Selling expenses from continuing operations amounted to US$3.51 million for the third quarter of fiscal 2012, representing an increase of 21.9% year-over-year. Non-GAAP1 selling expenses from continuing operations were US$3.5 million, a 27.4% increase from the same period last year primarily as a result of increased commissions to our online distributors. Such increase was partially offset by a significant decrease in advertising and promotional activities due to the delayed timing of the APQE and CPA exams.

General and administrative expenses from continuing operations were US$2.3 million in the third quarter of fiscal 2012, representing an 11.1% decrease year-over-year. Non-GAAP1 general and administrative expenses from continuing operations were US$2.2 million, an increase of 6.4% year-over-year primarily due to increased salaries and related expenses and bad debts provision of accounts receivable aging over one year. Such increase was partially offset by decreased professional fees.

Income Tax Expenses. Income tax expenses for the third quarter of fiscal 2012 were US$0.3 million, compared with US$0.3 million in the same period last year.

Net Income from continuing operations attributable to China Distance Education Holdings Limited. Net income from continuing operations was US$1.11 million for the third quarter of fiscal 2012, compared to net income from continuing operations of US$1.10 million in the same period last year. Non-GAAP1 net income from continuing operations for the third quarter of fiscal 2012 was US$1.2 million, compared to non-GAAP1 net income from continuing operations of US$2.9 million in the same period last year.

Net Income (Loss) from discontinued operations attributable to China Distance Education Holdings Limited. Net income from discontinued operations was US$0.2 million for the third quarter of fiscal 2012, compared to net loss from discontinued operations of US$0.2 million in the same period last year.

Net Income. Net income was US$1.3 million for the third quarter of fiscal 2012, compared to net income of US$0.9 million in the same period last year. Non-GAAP1 net income for the third quarter of fiscal 2012 was US$1.4 million, compared to non-GAAP net income of US$2.7 million in the same period last year.

Operating Cash Flow. Net operating cash inflow for the third quarter of fiscal 2012 was US$2.2 million, compared to a net operating cash inflow of US$0.8 million in the same period last year. The increase was primarily the result of increased net income generated in the quarter, increased deferred revenue and refundable fee as more APQE and CPA exam revenue were deferred to later quarters, increases in accrued expenses balance and decreases in prepaid expenses balance. Such increase was partially offset by the increase in accounts receivable and deferred cost balances and the decrease in tax payables.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of June 30, 2012 amounted to US$55.6 million as compared to US$54.5 million as of March 31, 2012 primarily due to US$2.2 million of cash flow generated from operating activities in the quarter, partially offset by US$0.9 million of capital expenditures, US$0.3 million of remaining dividend payment and the repurchase of US$0.2 million worth of our shares as part of our share repurchase program.

Fourth Quarter Fiscal 2012 Guidance — The Company expects to generate total net revenues from continuing operations for the fourth quarter of fiscal 2012 in the range of US$15.7 million to US$16.2 million, as compared to net revenues from continuing operations of US$13.1 million in the fourth quarter of fiscal 2011, representing a 20% to 24% year-over-year increase. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on August 16, 2012 to discuss its third fiscal quarter 2012 financial results and recent business activity. The conference call may be accessed by calling +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK). The pass code is CDEL.

A telephone replay will be available shortly after the call until August 24, 2012 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). The Pass code is 14846513.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at: http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of the fiscal year 2012 and the quotations from management in this announcement, the impact on us of the delayed timing of the APQE and CPA exams, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and impairment of purchased call option for acquisition of additional equity interest in Zhengbao Yucai that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and impairment of purchased call option for acquisition of additional equity interest in Zhengbao Yucai from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2011	June 30, 2012

Assets:
Current assets:
Cash and cash equivalents	49,738	47,591
Term deposit	7,839	7,870
Restricted cash	2,676	141
Accounts receivable, net of allowance for doubtful accounts of US$3,190 and US$3,536 as of September 30, 2011 and June 30, 2012, respectively	4,661	3,642
Inventories	363	800
Prepayment and other current assets	2,861	3,798
Deferred tax assets, current portion	1,556	1,829
Deferred cost	1,868	1,870
Current assets of discontinued operations	2,306	—

Total current assets	73,868	67,541

Non-current assets:
Property, plant and equipment, net	8,586	9,730
Goodwill	7,403	7,432
Other intangible assets, net	2,382	2,012
Deposit for purchase of non-current assets	242	266
Deferred tax assets, non-current portion	668	582
Other non-current assets	729	1,112

Total non-current assets	20,010	21,134

Total assets	93,878	88,675

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$5,738 and US$7,988 as of September 30, 2011 and June 30, 2012, respectively)	6,514	8,586
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,170 and US$2,155 as of September 30, 2011 and June 30, 2012, respectively)	2,329	1,946
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$7,848 and US$13,818 as of September 30, 2011 and June 30, 2012, respectively)	7,861	13,856
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,580 and US$3,032 as of September 30, 2011 and June 30, 2012, respectively)	2,580	3,032
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,860 and nil as of September 30, 2011 and June 30, 2012, respectively)	1,860	—

Total current liabilities	21,144	27,420

Total liabilities	21,144	27,420

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2011 and June 30, 2012, respectively; Authorized—480,000,000 shares at September 30, 2011 and June 30, 2012; Issued and outstanding—127,800,673 and 135,376,737 shares at September 30, 2011 and June 30, 2012, respectively)	13	14
Additional paid-in capital	78,804	62,699
Accumulated other comprehensive income	4,221	4,350
Cumulative deficits	(10,304)	(5,808)
Total China Distance Education Holdings Limited shareholders’ equity	72,734	61,255

Total equity	72,734	61,255

Total liabilities and equity	93,878	88,675

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2011	2012

Sales, net of business tax, value-added tax and related surcharges:
Online education services	8,936	9,349
Books and reference materials	1,004	1,105
Others	2,206	2,674

Total net revenues	12,146	13,128

Cost of sales
Cost of services	(4,475)	(5,653)
Cost of tangible goods sold	(561)	(667)

Total cost of sales	(5,036)	(6,320)

Gross profit	7,110	6,808

Operating expenses
Selling expenses	(2,880)	(3,511)
General and administrative expenses	(2,569)	(2,283)
Impairment of purchased call option	(1,115)	—

Total operating expenses	(6,564)	(5,794)
Other operating income	589	16

Operating income	1,135	1,030

Interest income	211	318
Exchange gain (loss)	(39)	20

Income before income taxes	1,307	1,368
Less: Income tax expense	(313)	(260)

Net income from continuing operations	994	1,108
Net loss of continuing operations attributable to noncontrolling interest	110	—

Net income from continuing operations attributable to China Distance Education Holdings Limited	1,104	1,108

Net income (loss) from discontinued operations attributable to China Distance Education Holdings Limited, net of tax (including disposal gain)	(189)	220

Net income attributable to China Distance Education Holdings Limited	915	1,328

Net income (loss) per share:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.008	0.008
Basic from discontinued operations	(0.001)	0.002

Basic	0.007	0.010

Diluted from continuing operations	0.008	0.008
Diluted from discontinued operations	(0.001)	0.002

Diluted	0.007	0.010

Net income (loss) per ADS:
Net income (loss) attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.033	0.033
Basic from discontinued operations	(0.005)	0.006
Basic	0.028	0.039

Diluted from continuing operations	0.033	0.033
Diluted from discontinued operations	(0.005)	0.006

Diluted	0.028	0.039

Weighted average shares used in calculating net income (loss) per share:
Basic	132,437,686	135,517,710
Diluted	132,441,994	136,077,742

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures from continuing operations

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30
	2011	2012

Cost of sales	5,036	6,320
Share-based compensation expense in cost of sales	365	13
Non-GAAP cost of sales	4,671	6,307

Selling expenses	2,880	3,511
Share-based compensation expense in selling expenses	132	10
Non-GAAP selling expenses	2,748	3,501

General and administrative expenses	2,569	2,283
Share-based compensation expense in general and administrative expenses	499	81
Non-GAAP general and administrative expenses	2,070	2,202

Gross profit	7,110	6,808
Share-based compensation expenses	365	13
Non-GAAP gross profit	7,475	6,821

Gross profit margin	58.5%	51.9%
Non-GAAP gross profit margin	61.5%	52.0%

Operating income	1,135	1,030
Share-based compensation expenses	996	104
Impairment of purchased call option	1,115	—
Non-GAAP operating income	3,246	1,134

Operating margin	9.3%	7.8%
Non-GAAP operating margin	26.7%	8.6%

Net income attributable to China Distance Education Holdings Limited	1,104	1,108
Share-based compensation expenses	996	104
Impairment of purchased call option (net, tax effect US$279)	836	—
Non-GAAP net income attributable to China Distance Education Holdings Limited	2,936	1,212

Net income margin attributable to China Distance Education Holdings Limited	9.1%	8.4%
Non-GAAP net income margin attributable to China Distance Education Holdings Limited	24.2%	9.2%

Net income per share—basic	0.008	0.008
Net income per share—diluted	0.008	0.008
Non-GAAP net income per share—basic	0.022	0.009
Non-GAAP net income per share—diluted	0.022	0.009

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.033	0.033
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.033	0.033
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.089	0.036
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.089	0.036

Weighted average shares used in calculating basic net income per share	132,437,686	135,517,710
Weighted average shares used in calculating diluted net income per share	132,441,994	136,077,742
Weighted average shares used in calculating basic non-GAAP net income per share	132,437,686	135,517,710
Weighted average shares used in calculating diluted non-GAAP net income per share	132,441,994	136,077,742

Note 1: Each ADS represents four ordinary shares